 Exhibit 99.1

58.com Announces Agreement to Raise US$200 million from Tencent for the Development of Used Goods Trading Platform Zhuan Zhuan

BEIJING, April 17, 2017 — 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online market place serving local merchants and consumers, today announced that it has entered into a definitive agreement with Tencent Holdings Limited (“Tencent”), a leading provider of Internet services in China, to invest in Zhuan Zhuan, the used goods trading platform incubated by 58.com.

Under the agreement, 58.com will inject the Zhuan Zhuan App and certain used goods related listing channels from the 58 and Ganji classified platforms into a separate group of entities (the “Zhuan Zhuan Entities”), and Tencent will invest US$200 million in cash and additional business resources into the new business group for a minority equity ownership. 58 will continue its direct traffic and other business support to the Zhuan Zhuan Entities.

Mr. Michael Jinbo Yao, Chairman and CEO of 58.com, commented, “We are excited to welcome Tencent as both a partner and a direct investor in Zhuan Zhuan. This is a significant endorsement of a platform that was launched only a little over a year ago. Online transactions of used goods are very underdeveloped in China, but mobile technology and increasing user awareness are starting to create significant new opportunities. We are looking forward to accelerated growth in this market with more support from Tencent.”

Mr. Wei Huang, CEO of Zhuan Zhuan, added, “Thanks to our platform, trading used goods is getting easier and can benefit everyone. Since our launch in November 2015, we have been picking up tremendous momentum by continuously focusing on improving the user experience and developing a robust online ecosystem. This transaction will immediately help to strengthen our support, and we are excited to explore how we can further enhance the overall service capabilities and technology of the business.”

The transaction contemplated under this definitive agreement is subject to certain closing conditions. The transaction is currently expected to close in the second quarter of 2017.

The agreement has been approved by the Company’s Board of Directors, acting upon the unanimous recommendation of its audit committee, which consists of independent and disinterested directors.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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